EXHIBIT 2

July 30, 2004

To The Board:

Nery Capital Partners, LP currently owns 700,000 shares of META Group. Most of these shares were purchased in 2001 and 2002 when your survival was in doubt and few wished to invest with you. I was never out for a quick buck, but have instead fully supported you in your drive to rebuild long-term value for all shareholders.

In my opinion, you must immediately and fully explore the possible sale of the company. It is significant that the Chairman is interested in taking the company private. It is possible that he will wish to pay more per share than any other legitimate buyer. As the board of directors, it is your duty to verify whether or not this is actually the case.

I appreciate all of the hard work that you have exerted over the years on your shareholders’ behalf. Since those tough times in 2001 and 2002 you have made great progress in strengthening the company’s market position and reducing its cost structure. I thank you for this. I remain available to help in any way that I can.

Respectfully Yours,

/s/ MICHAEL A. NERY

Michael A. Nery
Manager
Nery Capital Partners, LP